UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

Grupo Televisa, S.A.  FOURTH QUARTER AND FULL YEAR 2003 RESULTS

                           FOR IMMEDIATE RELEASE

      GRUPO TELEVISA REPORTS FOURTH QUARTER AND FULL YEAR 2003 RESULTS

FULL YEAR 2003 HIGHLIGHTS

>    NET SALES INCREASED 5.1% AND EBITDA GREW 19.4%

> TELEVISION BROADCASTING SEGMENT AND CONSOLIDATED EBITDA MARGINS REACHED 42.5% AND 32.1%, RESPECTIVELY, EXCEEDING THE COMPANY'S FULL YEAR 2003 GUIDANCE

>    UPFRONT SALES INCREASED 5.1% IN REAL TERMS

> MOODY'S UPGRADED GRUPO TELEVISA, S.A.'S OUTLOOK TO "POSITIVE" FROM "STABLE" AND AFFIRMED DEBT RATINGS OF "BAA3"

>    SIGN-ON TO SIGN-OFF AUDIENCE SHARE EXCEEDED 70% IN EVERY MONTH OF 2003

FULL YEAR 2003 CONSOLIDATED RESULTS

Mexico City, D.F., February 25, 2004 -- Grupo Televisa, S.A. (NYSE:TV; BMV:
TLEVISA CPO) today announced results for the fourth quarter and full year 2003. The results, shown in the attached tables on pages 10-12, are in millions of Mexican pesos, have been prepared in accordance with Mexican GAAP and are adjusted to pesos in purchasing power as of December 31, 2003.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, the percentage that each line represents of net sales, and the percentage change for the years ended December 31, 2003 and 2002:

----------------------------------------------------------------------------
                              2003    MARGIN %   2002   MARGIN %  CHANGE %
----------------------------------------------------------------------------
Net Sales(1)                 23,563.2  100.0   22,416.6  100.0        5.1
EBITDA(2)                     7,571.2   32.1    6,342.6   28.3       19.4
Operating Income              6,045.9   25.7    4,835.3   21.6       25.0
Net Income                    3,596.6   15.3      767.2    3.4      368.8
----------------------------------------------------------------------------

     (1) See "Results by Business Segment" for information regarding segment results.

     (2) EBITDA is defined as operating income before depreciation and amortization.

The 5.1% increase in net sales was attributable to several factors, including: i) a 5.4% revenue growth in the Television Broadcasting segment;
ii) a 27.1% revenue increase in the Publishing Distribution segment; iii) an 11.6% increase in the Programming Licensing segment revenues; iv) a 10.7% sales increase in the Programming for Pay Television segment; v) a 28.2% increase in Radio sales; and vi) a 2.9% sales increase in the Publishing segment. These increases were partially offset by a 14.4% revenue reduction in the Cable Television segment and a 4.9% sales decrease in the Other Businesses segment.

Consolidated EBITDA increased 19.4% and Consolidated EBITDA margin increased to 32.1%, reflecting EBITDA growth in most of our business segments, including Television Broadcasting, Programming Licensing, Publishing, Radio, Programming for Pay Television, and Other Businesses, partially offset by EBITDA declines in the Cable Television and Publishing Distribution segments. In addition, operating income increased 25.0%, reflecting higher sales and reductions of 0.2% in cost of sales and 1.9% in operating expenses, partially offset by a 1.2% increase in depreciation and amortization costs.

Net income amounted to Ps.3,596.6 million in 2003 as compared to a net income of Ps.767.2 million in 2002. The net increase of Ps.2,829.4 million reflected a Ps.1,210.6 million increase in operating income; a Ps.218.1 million decrease in restructuring and non-recurring charges; a Ps.1,675.6 million decrease in other expense-net; and a Ps.1,216.2 million decrease in equity in losses from affiliates. This favorable change was partially offset by a Ps.1,169.2 million decrease in income from discontinued operations and a Ps.394.3 million increase in income taxes.

FOURTH QUARTER RESULTS BY BUSINESS SEGMENTS

The following tables set forth the net sales, EBITDA and operating income
(loss) in millions of Mexican pesos for each of the Company's business segments for the fourth quarters ended December 31, 2003 and 2002:

----------------------------------------------------------------
Net Sales                     4Q       %     4Q        %  CHANGE
                             2003           2002             %
----------------------------------------------------------------
Television Broadcasting    4,797.6   67.8  4,564.5    68.6   5.1
Programming for Pay
  Television                 189.3    2.7    176.1     2.6   7.5
Programming Licensing        375.8    5.3    366.8     5.5   2.5
Publishing                   536.6    7.6    525.7     7.9   2.1
Publishing Distribution      564.7    8.0    410.9     6.2  37.4
Cable Television             253.5    3.6    265.7     4.0  (4.6)
Radio                         71.0    1.0     52.4     0.8  35.5
Other Businesses             281.5    4.0    294.1     4.4  (4.3)
SEGMENT REVENUES           7,070.0  100.0  6,656.2   100.0   6.2
Intersegment Operations(1)   (97.8)         (138.7)         29.5
Disposed Operations(2)        52.7            98.6            -
CONSOLIDATED REVENUES      7,024.9         6,616.1           6.2
----------------------------------------------------------------

-----------------------------------------------------------------
EBITDA                        4Q    MARGIN     4Q   MARGIN CHANGE
                             2003      %      2002     %      %
-----------------------------------------------------------------
Television Broadcasting    2,114.8   44.1   1,892.5   41.5   11.7
Programming for Pay
  Television                  33.0   17.4      28.8   16.4   14.6
Programming Licensing         69.9   18.6      53.5   14.6   30.7
Publishing                   117.7   21.9      95.3   18.1   23.5
Publishing Distribution        2.7    0.5     (14.1)  (3.4) 119.1
Cable Television              84.4   33.3      72.7   27.4   16.1
Radio                         10.8   15.2       3.1    5.9  248.4
Other Businesses             (87.7) (31.2)    (77.2) (26.2) (13.6)
Corporate Expenses           (35.8)  (0.5)    (31.0)  (0.5) (15.5)
SEGMENT EBITDA             2,309.8   32.7   2,023.6   30.4   14.1
Disposed Operations(2)         9.8   18.6      17.3   17.5     -
CONSOLIDATED EBITDA        2,319.6   33.0   2,040.9   30.8   13.7
-----------------------------------------------------------------

------------------------------------------------------------------
Operating Income (Loss)       4Q    MARGIN     4Q   MARGIN CHANGE
                             2003      %      2002     %      %
------------------------------------------------------------------
Television Broadcasting    1,923.6   40.1  1,646.7   36.1    16.8
Programming for Pay
  Television                  26.9   14.2     16.9    9.6    59.2
Programming Licensing         68.2   18.1     49.9   13.6    36.7
Publishing                   113.1   21.1     87.2   16.6    29.7
Publishing Distribution       (2.6)  (0.5)   (18.6)  (4.5)   86.0
Cable Television              36.1   14.2     47.9   18.0   (24.6)
Radio                          6.8    9.6     (1.2)  (2.3)  666.7
Other Businesses            (169.1) (60.1)  (151.2) (51.4)  (11.8)
Corporate Expenses           (35.8)  (0.5)   (31.0)  (0.5)  (15.5)
SEGMENT OPERATING INCOME   1,967.2   27.8  1,646.6   24.7    19.5
Disposed Operations(2)        (0.4)  (0.8)     3.0    3.0      -
CONSOLIDATED OPERATING
INCOME                     1,966.8   28.0  1,649.6   24.9    19.2
------------------------------------------------------------------

(1) Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

(2) Disposed Operations reflects the results of operations of the Company's nationwide paging and dubbing businesses.


FULL YEAR RESULTS BY BUSINESS SEGMENTS

The following tables set forth the net sales, EBITDA and operating income
(loss) in millions of Mexican pesos for each of the Company's business segments for the full years ended December 31, 2003 and 2002:

------------------------------------------------------------------
Net Sales                                                  CHANGE
                             2003      %      2002     %      %
------------------------------------------------------------------
Television Broadcasting    15,387.0   65.2  14,596.5  65.4    5.4
Programming for Pay
  Television                  699.7    3.0     632.2   2.8   10.7
Programming Licensing       1,630.2    6.9   1,461.1   6.5   11.6
Publishing                  1,787.8    7.6   1,737.2   7.8    2.9
Publishing Distribution     1,776.2    7.5   1,397.2   6.3   27.1
Cable Television              986.5    4.2   1,152.3   5.2  (14.4)
Radio                         249.3    1.0     194.5   0.9   28.2
Other Businesses            1,087.3    4.6   1,143.8   5.1   (4.9)
SEGMENT REVENUES           23,604.0  100.0  22,314.8 100.0    5.8
Intersegment Operations(1)   (314.7)          (377.6)        16.7
Disposed Operations(2)        273.9            479.4           -
CONSOLIDATED REVENUES      23,563.2         22,416.6          5.1
------------------------------------------------------------------

----------------------------------------------------------------
EBITDA                      2003   MARGIN  2002  MARGIN CHANGE
                                     %             %       %
----------------------------------------------------------------
Television Broadcasting    6,540.2  42.5  5,700.4  39.1   14.7
Programming for Pay
  Television                 154.3  22.1    107.4  17.0   43.7
Programming Licensing        498.1  30.6    238.6  16.3  108.8
Publishing                   346.2  19.4    291.0  16.8   19.0
Publishing Distribution        8.6   0.5     15.5   1.1  (44.5)
Cable Television             301.4  30.6    337.3  29.3  (10.6)
Radio                         22.5   9.0    (30.5)(15.7) 173.8
Other Businesses            (219.0)(20.1)  (248.3)(21.7)  11.8
Corporate Expenses          (149.3) (0.6)  (149.2) (0.7)  (0.1)
SEGMENT EBITDA             7,503.0  31.8  6,262.2  28.1   19.8
Disposed Operations(2)        68.2  24.9     80.4  16.8     -
CONSOLIDATED EBITDA        7,571.2  32.1  6,342.6  28.3   19.4
----------------------------------------------------------------

------------------------------------------------------------------
Operating Income (Loss)             MARGIN          MARGIN CHANGE
                             2003      %      2002     %      %
------------------------------------------------------------------
Television Broadcasting      5,617.0  36.5  4,745.8   32.5    18.4
Programming for Pay
  Television                   114.6  16.4     62.6    9.9    83.1
Programming Licensing          490.7  30.1    226.7   15.5   116.5
Publishing                     327.3  18.3    262.3   15.1    24.8
Publishing Distribution        (11.7) (0.7)    (1.9)  (0.1) (515.8)
Cable Television               120.9  12.3    209.5   18.2   (42.3)
Radio                            7.0   2.8    (47.6) (24.5)  114.7
Other Businesses              (494.2)(45.5)  (505.9) (44.2)    2.3
Corporate Expenses            (149.3) (0.6)  (149.2)  (0.7)   (0.1)
SEGMENT OPERATING INCOME     6,022.3  25.5  4,802.3   21.5    25.4
Disposed Operations(2)          23.6   8.6     33.0    6.9      -
CONSOLIDATED OPERATING
INCOME                       6,045.9  25.7  4,835.3   21.6    25.0
------------------------------------------------------------------

(1) Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

(2) Disposed Operations reflects the results of operations of the Company's nationwide paging and dubbing businesses.


TELEVISION The 5.4% sales increase in the Television Broadcasting BROADCASTING segment during 2003 compared with last year was mainly attributable to four factors: i) the political advertising campaigns for the mid-term elections in Mexico; ii) an increase of 11.5% in local sales, driven mainly by Channel
               4TV; iii) an increase in advertising time sold; and iv) the success of our reality shows.

               Television Broadcasting EBITDA increased 14.7% to Ps.6,540.2 million, reflecting higher sales and a 1.2% reduction in cost of sales, partially offset by higher operating expenses. EBITDA margin reached 42.5%, exceeding the Company's full year EBITDA margin guidance by 250 basis points. In addition, operating income rose 18.4% in 2003.

PROGRAMMING    The  10.7%  increase  in  sales  for   Programming  for  Pay
FOR PAY        Television  resulted from both higher  revenues from signals
TELEVISION     sold  to  pay  television   systems  in  Mexico  and  higher
               advertising sales in Mexico, partially offset by lower revenues from signals sold to pay television systems in Latin America and Spain.

               Operating income rose 83.1% due to higher sales and lower operating expenses, primarily reflecting a decrease in commissions, partially offset by higher costs of signals bought from third parties.

PROGRAMMING    The  11.6%  increase  in  Programming  Licensing  sales  was
LICENSING      attributable  to a 23.7%  increase in the royalties  paid to the Company by Univision under the Univision Program License
               Agreement, which amounted to U.S.$96.1 million, as well as by the translation effect on foreign-currency denominated sales, which amounted to Ps.98.0 million. These increases were partially offset by lower export sales mainly to Latin
               America.

               Operating income grew 116.5%, reflecting higher sales as well as a decrease in cost of sales and operating expenses due to a lower provision for doubtful trade accounts.

PUBLISHING     Publishing  sales increased 2.9% due to higher revenues from magazines sold in Mexico,  higher  advertising pages sold in
               Mexico and abroad,  and the positive  translation  effect on
               foreign-currency   denominated   sales,  which  amounted  to
               Ps.19.6 million. These increases were partially offset by lower circulation of magazines sold abroad.

               Publishing operating income rose 24.8% due to higher sales and a marginal reduction in cost of sales, partially offset by a marginal increase in operating expenses.

PUBLISHING     The 27.1%  increase  in  Publishing  Distribution  sales was
DISTRIBUTION   driven  by: i) higher  distribution  sales  abroad;  ii) the positive translation effect on foreign-currency  denominated sales,  which amounted to Ps.27.0  million;  and iii) higher revenues from magazines published by the Company and sold in
               Mexico. These increases were partially offset by lower sales of magazines published by third parties and sold in Mexico.

               The operating loss increased by Ps.9.8 million to an operating loss of Ps.11.7 million due to higher cost of sales and operating expenses due to higher provision for doubtful trade accounts, partially offset by higher sales.

CABLE          Cable  Television sales decreased 14.4% due to a decrease in
TELEVISION     subscribers throughout 2003 and lower advertising sales. The subscriber base decreased to approximately 364,000, of which more than  60,000 had  digital  service as of  December  31,
               2003, compared with 412,000,  of which approximately  65,000 had digital service as of the same date of 2002. Cablevision started to gradually digitalize its service last November.
               The project will be implemented in stages over a period of up to two years.

               Operating income decreased 42.3% due to lower sales and higher depreciation and amortization costs related to the network upgrade and related equipment, partially offset by a 14.1% decrease in cost of sales and a 21.7% decrease in operating expenses.

               The 10% excise tax imposed on pay television services was eliminated. As a result, effective January 1, 2004 revenues from our Cable Television segment are no longer subject to this tax.

RADIO Radio sales increased 28.2% in 2003 mainly due to higher advertising time sold in our newscasts and sporting events programs.

               Operating results increased to an operating income of Ps.7.0 million in 2003 from an operating loss of Ps.47.6 million in 2002. The improvement reflected higher sales and a decrease in cost of sales partially offset by higher operating expenses.

OTHER          The 4.9%  decrease in Other  Businesses  sales was primarily
BUSINESSES     due to lower sales in the feature film distribution business partially offset by higher sales from both the sporting events production and the Internet portal businesses.

               The operating loss decreased to Ps.494.2 million in 2003 from Ps.505.9 million in 2002, reflecting lower cost of sales, partially offset by lower sales and higher operating expenses.

SKY Innova, S. de R.L. de C.V., a non-consolidated business of Grupo Televisa, is the pay-TV market leader in Mexico. It provides direct-to-home satellite television services under the SKY brand name. Financial and operating unaudited highlights of Innova, of which Televisa owns 60%, News Corp. 30%, and Liberty Media 10%, are as follows:

                    o The number of gross active subscribers increased 16.1% to 856,600, including 48,500 commercial subscribers, as of December 31, 2003, compared with 737,800, including 35,800 commercial subscribers, as of December 31, 2002.

                    o Revenues increased 7.0% to Ps.3,820.7 million in 2003 compared with last year, mainly due to the growth of its subscriber base.

                    o EBITDA increased 22.7% in 2003 to Ps.1,191.5 million compared with 2002. As a result, EBITDA margin increased 400 basis points to 31.2%.

                    o    EBIT   increased  to  Ps.382.9   million  in  2003
                         compared with Ps.9.4 million in 2002.

                    o The 10% excise tax was definitely eliminated as of January 1, 2004. From this date and going forward, Innova is not subject to this excise tax and will be able to lower its overall tax exposure and retain a higher proportion of its revenues, without any modification in prices to its subscribers.

                    o On February 13, 2004, Innova entered into two separate derivative transactions denominated "coupon swap" agreements to hedge a portion of its U.S. Dollar foreign exchange exposure resulting from the issuance of its U.S.$300 million 9.375% Senior Notes due in 2013. Under the transactions, Innova will receive semiannual payments calculated based on an aggregate notional amount of U.S.$300 million at an annual rate of 9.375%, and will make monthly payments calculated based on an aggregate notional amount of Ps.3,282.225 million at an annual rate of 10.25%. The transactions, both of which terminate in September 2008, will reduce Innova's foreign exchange exposure on 10 interest coupon payments on the Senior Notes.

                    o Innova has not required shareholder funding for seven straight quarters and expects to satisfy its liquidity needs during 2004 with its current balance of cash resources and additional cash flow from operations.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth the Integral Cost of Financing for the full years ended December 31, 2003 and 2002, in millions of Mexican pesos:

--------------------------------------------------------------------
                                     2003    2002  INCREASE  CHANGE
                                                  (DECREASE)    %
--------------------------------------------------------------------
Interest expense                  1,375.7  1,425.7   (50.0)    (3.5)
Interest income                    (649.9)  (613.1)  (36.8)    (6.0)
Foreign exchange loss - net         275.6    607.6  (332.0)   (54.6)
Foreign exchange result - hedged   (469.0)  (826.8) (357.8)   (43.3)
Loss from monetary position - net    82.0     44.0    38.0     86.4
--------------------------------------------------------------------
                                    614.4    637.4   (23.0)    (3.6)
--------------------------------------------------------------------

The expense attributable to integral cost of financing decreased by Ps.23.0 million, or 3.6%, to Ps.614.4 million for the year ended December 31, 2003 from Ps.637.4 million for the year ended December 31, 2002. This decrease reflects: i) a Ps.357.8 million decrease in the favorable hedge effect of the foreign exchange loss incurred in the year ended December 31, 2003, as compared to the year ended December 31, 2002, in connection with the Company's U.S.$600 million long-term debt securities maturing in 2011 and 2032, which principal amount is being hedged by the Company's net investment in Univision since March 2002; and ii) a Ps.38.0 million increase in loss from monetary position primarily as a result of a higher net asset monetary position during the year ended December 31, 2003 as compared to the year ended December 31, 2002. These unfavorable variances were partially offset by i) a Ps.332.0 million decrease in net foreign exchange loss, primarily due to the 7.3% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2003 versus a 14.0% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2002; ii) a Ps.36.8 million increase in interest income, primarily as a result of a higher average amount of temporary investments during the year ended December 31, 2003 as compared to the year ended December 31, 2002, which was partially offset by a reduction of interest rates during the year ended December 31, 2003 as compared to the year ended December 31, 2002, and a decrease in interest income from Innova for the year ended December 31, 2003 as compared to the year ended December 31, 2002, as a result of the Innova's capitalization in September 2003 of all of the amounts due to the Company by Innova in connection with long-term loans provided by the Company; and iii) a Ps.50.0 million decrease in interest expense, primarily as a result of a decrease in the restatement of the Company's UDI denominated debt, primarily due to a lower inflation during the year ended December 31, 2003 (3.98%) as compared to the year ended December 31, 2002 (5.70%), as well as an increase in the net gain on interest swap contracts outstanding in the year ended December 31, 2003 as compared to the year ended December 31, 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

Restructuring and non-recurring charges decreased by Ps.218.1 million, or 24.9%, to Ps.657.2 million for the year ended December 31, 2003 from Ps.875.3 million for the year ended December 31, 2002. This decrease reflects: i) a Ps.338.3 million non-recurring charge taken in the year ended December 31, 2002 in connection with the write-off of exclusive rights letters for soccer players; ii) a Ps.169.9 million non-recurring charge taken in the year ended December 31, 2002 related to the drawdown by DirecTV under a letter of credit posted by the Company in connection with certain arrangements between DirecTV and the Company to broadcast the 2002 World Cup; and iii) a reduction in restructuring charges in connection with work force reductions in the year ended December 31, 2003 as compared to the year ended December 31, 2002. These decreases were partially offset by a Ps.284.2 million non-recurring charge taken in the year ended December 31, 2003, in connection with the payment of vested and unvested salary benefits to certain Company's union employees, as a part of the Company's continuing cost-cutting efforts; as well as a Ps.164.6 million non-recurring charge taken in the year ended December 31, 2003, in connection with an estimate for the disposal of certain long-lived assets and associated costs related to the Company's nationwide paging business, based on the evaluation of both the recoverability of the assets and the Company's decision for not continuing in this majority-owned business.

OTHER EXPENSE-NET

Other expense, net decreased by Ps.1,675.6 million, or 75.5%, to Ps.543.3 million for the year ended December 31, 2003, as compared to Ps.2,218.9 million for the year ended December 31, 2002. This decrease primarily reflects a decrease in the write-off of goodwill for the year ended December 31, 2003, as compared to the year ended December 31, 2002, as well as a gain on disposition of the remaining shares held by the Company in its former DTH venture in Spain.

INCOME TAXES

The effective income and assets tax rate decreased for the year ended December 31, 2003, as compared to the year ended December 31, 2002, primarily reflecting the increased use of tax loss carry-forwards in 2003 as compared to 2002, partially offset by an increase in consolidated assets tax, as a result of a higher assets tax base for the year ended December 31, 2003 as compared to the year ended December 31, 2002, and an increase in foreign income tax in 2003 as compared to 2002.

EQUITY IN RESULTS OF AFFILIATES - NET

Equity in results of affiliates increased by Ps.1,216.2 million to an equity income of Ps.14.4 million for the year ended December 31, 2003 from an equity loss of Ps.1,201.8 million for the year ended December 31, 2002. This increase primarily reflects a decrease in equity losses of Innova in the year ended December 31, 2003, as compared to the year ended December 31, 2002; a reduction in the Company's liability position in Sky Multi-Country Partners (SMCP) as a result of the reduction in the estimated remaining useful life of the satellite transponders being leased by SMCP and guaranteed by the Company; and an equity income from the Company's investment in Univision. These favorable variances were partially offset by an increase in equity losses in DTH TechCo Partners for the year ended December 31, 2003, as compared to the year ended December 31, 2002.

MINORITY INTEREST

Minority interest increased by Ps.49.4 million to a benefit of Ps.121.0 million for the year ended December 31, 2003 from a benefit of Ps.71.6 million for the year ended December 31, 2002. This increase primarily reflected a net loss of the Company's nationwide paging business in 2003 as compared to a net income in 2002, partially offset by decreases in the net loss of the Company's Cable Television and Radio segments for the year ended December 31, 2003, as compared to the year ended December 31, 2002.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

In 2003, the Company invested approximately U.S.$94.9 million in property, plant and equipment as capital expenditures, of which approximately U.S.$17.4 million is related to Cablevision. Additionally, in 2003 the Company made capital contributions of approximately U.S.$2.5 million in "TuTV," a 50% joint venture with Univision for distribution of the Company's Spanish-speaking programming packages in the United States, and of approximately U.S.$4.8 million in Ocesa Entretenimiento, the live entertainment company in which the Company holds a 40% stake; as well as U.S.$20.6 million in long-term loans to its Latin American DTH joint ventures. Innova did not require shareholder funding in 2003 and does not expect to require shareholder funding in 2004.

DEBT

As of December 31, 2003, the Company's long-term debt maturities amounted to Ps.14,704.2 million, and the current portion of long-term debt was Ps.285.2 million, compared with Ps.13,875.9 million and Ps.1,289.2 million, respectively, as of December 31, 2002.

On February 4, 2004 Moody's Investor Services affirmed Grupo Televisa, S.A.'s existing Senior Implied Rating, Senior Unsecured Issuer Rating and Debt Ratings of "Baa3." Additionally, Moody's changed the outlook from "Stable" to "Positive."

SHARE BUYBACK PROGRAM

Since the  implementation  of our most recently  announced share repurchase
program,   through   February  25,  2004,   the  Company  has   repurchased
approximately 94.8 million shares in the form of 31.6 million CPOs for approximately Ps.520.3 million in nominal terms.

DIVIDEND PAYMENT

Grupo Televisa's management will propose to the Board of Directors during its next meeting the payment of a dividend of at least Ps.1,500 million to be paid during the second quarter of 2004.

ADVERTISING SALES PLAN

As of December 31, 2003, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.12,354.9 million in nominal terms. The deposits as of December 31, 2003 represented a 9.3% nominal increase, or 5.1% in real terms, as compared with the prior year.

Approximately 62.0% of the advanced payment deposits as of December 31, 2003 were in the form of short-term, non-interest bearing notes receivable the following year, with the remainder consisting of cash deposits. The weighted average maturity of these notes on December 31, 2003 was 3.3 months.

TELEVISION RATINGS AND AUDIENCE SHARE

National urban ratings and audience share reported by IBOPE confirm that in 2003, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 72.0%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 70.1%; and in sign-on to sign-off (6:00 to 24:00
- Monday to Sunday), audience share amounted to 71.8%. Additionally, during 2003, Televisa aired 175 of the 200 most popular programs.

OUTLOOK FOR 2004

We will face a difficult comparison during the first half of the year, and especially during the second quarter, due to the absence of the political advertising that we received in 2003. However, we expect to make up that shortfall and achieve a marginal increase in our Television Broadcasting segment revenues for the full year. In addition, we expect to keep overall cost and expenses flat during 2004, which should allow us to maintain our Television Broadcasting segment and Consolidated EBITDA margins at current levels.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  (Please see attached tables for financial information and ratings data)

                                    ###

CONTACTS:
     INVESTOR RELATIONS:

     Michel Boyance / Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000

                            GRUPO TELEVISA, S.A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)

                                                         December 31,         December 31,
                                                            2003                 2002
                                                        (Unaudited)           (Audited)
                                                       --------------        -------------
          ASSETS
Current:

     Available:
          Cash                                         Ps.     371.8         Ps.  1,677.3
          Temporary investments                             11,891.8              7,458.9
                                                       --------------        -------------
                                                            12,263.6              9,136.2

     Trade notes and accounts receivable-net                10,694.7              9,943.9
     Other accounts and notes receivable-net                   893.2                902.4
     Due from affiliated companies-net                         350.7                  -
     Transmission rights, programs,
        production talent advances and films                 3,535.1              3,556.1
     Inventories                                               513.5                528.9
     Other current assets                                      507.3                447.3
                                                       --------------        -------------
          Total current assets                              28,758.1             24,514.8

Transmission rights, programs, literary works and films      4,670.6              5,029.8
Investments                                                  6,288.5              3,153.7
Property, plant and equipment-net                           15,600.7             15,953.3
Goodwill and trademarks-net                                  8,012.5              8,283.0
Deferred costs-net                                           1,187.7              1,411.7
Other assets                                                   207.9                372.8
                                                       --------------        -------------
          Total assets                                 Ps.  64,726.0         Ps. 58,719.1
                                                       ==============        =============


                           GRUPO TELEVISA, S. A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)


                                                        December 31,            December 31,
                                                            2003                    2002
                                                         (Unaudited)            (Audited(1))
                                                      ------------------      -----------------
          LIABILITIES
Current:
     Current portion of long-term debt                Ps.         285.2       Ps.      1,289.2
     Trade accounts payable                                     2,348.6                2,318.0
     Customer deposits and advances                            13,584.7               12,008.7
     Taxes payable                                              1,287.0                  921.6
     Accrued interest                                             315.2                  319.7
     Other accrued liabilities                                  1,131.5                  849.0
     Due to affiliated companies and related
       parties-net                                                  -                     61.0
                                                      ------------------      -----------------
          Total current liabilities                            18,952.2               17,767.2
Long-term debt                                                 14,704.2               13,875.9
Customer deposits and advances                                    419.5                  211.8
Other long-term liabilities                                       708.5                  790.7
Deferred taxes                                                  1,140.6                2,116.8
DTH joint ventures                                              1,294.0                1,710.7
Pension plans and seniority premiums                                -                     73.6
                                                      ------------------      -----------------
          Total liabilities                                    37,219.0               36,546.7
                                                      ------------------      -----------------

          STOCKHOLDERS' EQUITY

Majority interest:
     Capital stock issued                                       8,207.5                7,916.6
     Additional paid-in capital                                 3,875.4                  225.0
                                                      ------------------      -----------------
                                                               12,082.9                8,141.6
                                                      ------------------      -----------------
     Retained earnings:
          Legal reserve                                         1,269.5                1,231.1
          Reserve for repurchase of shares                      5,285.0                5,762.9
          Unappropriated earnings                              12,801.2               12,691.0
          Gain on issuance of shares of Univision               3,387.5                  509.4
          Accumulated other comprehensive loss                 (5,650.4)              (5,745.5)
          Net income for the year                               3,596.6                  767.2
                                                      ------------------      -----------------
                                                               20,689.4               15,216.1
                                                      ------------------      -----------------
     Shares repurchased                                        (6,343.9)              (2,370.2)
                                                      ------------------      -----------------
          Total majority interest                              26,428.4               20,987.5
Minority interest                                               1,078.6                1,184.9
                                                      ------------------      -----------------
          Total stockholders' equity                           27,507.0               22,172.4
                                                      ------------------      -----------------
          Total liabilities and stockholders' equity  Ps.      64,726.0       Ps.     58,719.1
                                                      ==================      =================

(1)  Certain reclassifications have been made to the 2002 Audited Financial
     Statements to conform to  classifications  used in the 2003  Unaudited
     Financial Statements.


                           GRUPO TELEVISA, S. A.

            CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
               TWELVE MONTHS ENDED DECEMBER 31, 2003 AND 2002
  (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2003)

                                         Three months ended December 31,  Twelve months ended December 31,
                                              2003             2002               2003          2002
                                          (Unaudited)       (Unaudited)       (Unaudited)    (Audited(1))
                                         --------------   --------------- ----------------  ---------------

Net sales                                Ps.   7,024.9    Ps.    6,616.1  Ps.    23,563.2   Ps.   22,416.6

Cost of sales                                  3,819.8           3,678.8         12,889.1         12,911.9
                                         --------------   --------------- ----------------  ---------------
     Gross profit                              3,205.1           2,937.3         10,674.1          9,504.7
                                         --------------   --------------- ----------------  ---------------

Operating expenses:

     Selling                                     527.5             529.0          1,692.9          1,752.6
     Administrative                              358.0             367.4          1,410.0          1,409.5
                                         --------------   --------------- ----------------  ---------------
                                                 885.5             896.4          3,102.9          3,162.1
                                         --------------   --------------- ----------------  ---------------
EBITDA(2)                                      2,319.6           2,040.9          7,571.2          6,342.6
Depreciation and amortization                    352.8             391.3          1,525.3          1,507.3
                                         --------------   --------------- ----------------  ---------------
Operating income                               1,966.8           1,649.6          6,045.9          4,835.3
                                         --------------   --------------- ----------------  ---------------
Integral cost of financing:
     Interest expense                            381.5             383.6          1,375.7          1,425.7
     Interest income                            (127.1)           (133.9)          (649.9)          (613.1)
     Foreign exchange loss - net                  46.7              97.5            275.6            607.6
     Foreign exchange result - hedged           (131.7)           (146.7)          (469.0)          (826.8)
     Loss (gain) from monetary position-net       45.2             (75.1)            82.0             44.0
                                         --------------   --------------- ----------------  ---------------
                                                 214.6             125.4            614.4            637.4
                                         --------------   --------------- ----------------  ---------------
Restructuring and non-recurring charges          516.9             248.3            657.2            875.3
                                         --------------   --------------- ----------------  ---------------
Other expense-net                                323.9           1,522.3            543.3          2,218.9
                                         --------------   --------------- ----------------  ---------------
     Income (loss) before taxes                  911.4            (246.4)         4,231.0          1,103.7
                                         --------------   --------------- ----------------  ---------------

Income tax and assets tax                        (58.0)            145.6            700.1            307.0
Employees' profit sharing                          1.3             (17.5)             5.5              4.3
                                         --------------   --------------- ----------------  ---------------
                                                 (56.7)            128.1            705.6            311.3
                                         --------------   --------------- ----------------  ---------------
     Income (loss) before equity in results
        of affiliates, discontinued
        operations and minority interest         968.1            (374.5)         3,525.4            792.4
Equity in income (losses) of affiliates-net      323.1            (665.5)            14.4         (1,201.8)
(Loss) income from discontinued operations-net   (64.2)            (39.0)           (64.2)         1,105.0
Minority interest                                116.3             103.9            121.0             71.6
                                         --------------   --------------- ----------------  ---------------
     Net income (loss)                   Ps.   1,343.3    Ps.     (975.1) Ps.     3,596.6   Ps.      767.2
                                         ==============   =============== ================  ===============


(1) Certain reclassifications have been made to the 2002 Audited Financial Statements to conform to classifications used in the 2003 Unaudited Financial Statements.

(2)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1ST, 2ND, 3RD AND 4TH QUARTERS OF 2003 (1):

SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

-----------------------------------------------------------------------------------------------------------
                    JAN  FEB  MAR  1Q03  APR  MAY  JUN  2Q03 JUL  AUG  SEP  3Q03  OCT  NOV  DEC  4Q03  2003
-----------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              11.5 11.3 11.8 11.5  11.4 11.2 11.4 11.3 11.5 11.9 12.2 11.9  12.3 11.7 10.8 11.6  11.6
Share (%)           30.9 30.1 30.6 30.5  30.6 30.9 30.6 30.7 30.6 31.7 32.2 31.5  32.0 30.8 29.8 30.9  30.9
TOTAL TELEVISA(2)
Rating              27.0 26.7 27.5 27.1  26.6 26.1 26.5 26.4 27.1 26.7 27.0 26.9  28.3 27.8 25.8 27.3  26.9
Share (%)           72.6 70.9 71.5 71.7  71.4 72.0 71.5 71.6 71.8 71.1 71.3 71.4  73.3 73.1 71.1 72.5  71.8
-----------------------------------------------------------------------------------------------------------

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY (3)
-----------------------------------------------------------------------------------------------------------
                    JAN  FEB  MAR  1Q03  APR  MAY  JUN  2Q03 JUL  AUG  SEP  3Q03  OCT  NOV  DEC  4Q03  2003
-----------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              18.1 17.7 17.9 17.9  17.6 17.3 18.0 17.7 17.9 18.51 8.5 18.3  18.21 6.9 15.4 16.8  17.7
Share (%)           32.7 32.0 32.1 32.2  32.9 33.1 33.2 33.1 33.1 34.43 4.0 33.8  33.03 0.6 29.3 31.0  32.5
TOTAL TELEVISA(2)
Rating              39.9 38.8 38.7 39.2  37.3 36.6 37.6 37.2 38.2 37.63 7.9 37.9  39.93 8.7 35.7 38.1  38.1
Share (%)           72.0 69.9 69.6 70.5  69.8 69.9 69.2 69.6 70.4 69.76 9.8 70.0  72.27 0.3 68.1 70.2  70.1
-----------------------------------------------------------------------------------------------------------

WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY (3)
-----------------------------------------------------------------------------------------------------------
                    JAN  FEB  MAR  1Q03  APR  MAY  JUN  2Q03 JUL  AUG  SEP  3Q03  OCT  NOV  DEC  4Q03  2003
-----------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              22.0 23.0 24.2 23.1  24.0 23.6 24.3 24.0 22.8 24.7 23.8 23.7  23.2 19.6 18.9 20.6  22.8
Share (%)           34.6 35.7 37.6 36.0  39.4 39.6 38.8 39.3 36.9 39.5 37.9 38.1  36.0 30.7 31.7 32.8  36.5
TOTAL TELEVISA(2)
Rating              47.2 46.6 46.2 46.7  44.7 43.4 44.9 44.3 44.0 44.8 44.8 44.5  47.8 45.0 40.7 44.5  45.0
Share (%)           74.4 72.2 71.8 72.8  73.4 72.8 71.7 72.6 71.3 71.7 71.4 71.5  74.4 70.7 68.0 71.0  72.0
-----------------------------------------------------------------------------------------------------------


NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.
